EXHIBIT 99.1

Power Efficiency Reports Third Quarter 2009 Financial Results

Transitional Quarter Sets Stage For Revenue Growth in 2010

LAS VEGAS, NV, November 16, 2009 -- (BUSINESS WIRE) -- Power Efficiency Corporation (OTCBB: PEFF - News), a clean tech company focused on efficiency technologies for electric motors, reported financial results today for the three and nine months ended September 30, 2009.

Sales for the quarter ended September 30, 2009 were $63,130. Net loss for the quarter, including $118,743 in non-cash expenses related to stock based compensation and $334,390 in non-cash expenses related to unrealized loss on the fair value of certain outstanding warrants, was $1,404,718.  Excluding these non-cash amounts, the Company lost $951,585 in the quarter. The Company recorded a gross margin of $13,427, or 21%.

Steven Strasser, CEO of Power Efficiency Corporation said, “The third quarter of 2009 was a critical part of the transition of the company toward consistent and growing revenue from sales of our digital Motor Efficiency Controllers (MEC).  Several years ago, the Company was effectively “restarted” and recapitalized, beginning the transition away from a dated analog product and remaking all key operations.  Over the past several years, we have developed our digital MEC, progressing through technology research and development and product development and refinement.”

Strasser continued, “This summer we reached several critical milestones that enabled us to sell the digital MEC through large channels in the vertical transportation (elevators and escalators) and industrial markets.  We announced our first OEM contracts with KONE and ThyssenKrupp, two of the four global leaders in the elevator and escalator market. We also launched a full line of UL-certified products, enabling our products to be sold in volume in industrial markets.”

“In the third quarter, we transitioned to a focus on building and enabling these large sales channels to grow long-term sales through leveraged distribution.  In the vertical transportation market, we commenced branch-level sales and product training under our OEM agreements.  This resulted in some initial orders, including to McCarran International Airport in Las Vegas.  In the industrial market, we transitioned from a focus on limited direct sales to developing a network of independent sales representatives.  We also added Scott Johnson as COO, bringing to the Company a seasoned, sales-focused executive who has led several motor control and automation companies from limited sales to tens of millions in sales.”

Outlook

Strasser concluded, “We are already beginning to see the fruits of our efforts to develop sales through our OEM agreements in vertical transportation and our independent sales reps targeting the industrial market.  We have already received orders in the fourth quarter that, if fulfilled, equal all sales for the third quarter.  Furthermore, we have already announced the first sale through the industrial sales rep network.  We anticipate top line growth as revenues start to flow from our recent OEM agreements with KONE and ThyssenKrupp, as well as from our expanding sales rep network.  We also expect to receive a third escalator OEM contract by the year-end 2009.”

“We have every confidence these OEM and rep network channels will lead to a much higher volume of sales in both the vertical transportation and industrial markets in 2010. We have also completed the phase out of our analog controllers and transitioned to a fully digital product line.”

About Power Efficiency Corporation

Power Efficiency Corporation is a clean tech company focused on efficiency technologies for electric motors. Power Efficiency is incorporated in Delaware and is headquartered in Las Vegas, Nevada. The Company has developed a patented and patent-pending technology platform, called E-Save Technology, which has been demonstrated in independent testing to improve the efficiency of electric motors by up to 35% in appropriate applications. Electric motors consume over 25% of the electricity in the U.S. and many operate inefficiently. E-Save Technology can be licensed to motor, controls and equipment manufacturers. Power Efficiency’s products, based on E-Save Technology, include an Industrial Motor Efficiency Controller for three phase applications, such as escalators, crushers, granulators, mixers, saws and MG elevators, and a new Appliance Motor Efficiency Controller for small single phase applications such as residential and light commercial appliances. For more information, go to www.powerefficiency.com.

For more news and information on Power Efficiency Corporation, please visit www.IRGnews.com/coi/PEFF where you can find the CEO’s video, a fact sheet on the company, investor presentations, and more.

As a cautionary note to investors, certain matters discussed in this press release may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such matters involve risks and uncertainties that may cause actual results to differ materially, including the following: changes in economic conditions; general competitive factors; acceptance of the Company’s products in the market; the Company’s success in technology and product development; the Company’s ability to execute its business model and strategic plans; and all the risks and related information described from time to time in the Company’s SEC filings, including the financial statements and related information. Power Efficiency assumes no obligation to update the information in this release.

Forward-Looking Statements

Statements contained in this release that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements which may be made in this release or which are otherwise made by or on behalf of the Company. Factors which may affect the Company's results include, but are not limited to, product demand, market acceptance, impact of competitive products and prices, product development, completion of an acquisition, commercialization or technological difficulties, the success or failure of negotiations and trade, legal, social and economic risks. Additional factors that could cause or contribute to differences between the Company's actual results and forward-looking statements include but are not limited to, those discussed in the Company's SEC filings.

Contacts:	Power Efficiency Corporation
BJ Lackland
CFO
702-697-0377

The Investor Relations Group
Jason Strominger  (Investor Relations)
Michael Crawford (Investor Relations)
Mike Graff (Public Relations)
212-825-3210